Exhibit 99.3

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS

We would like to inform our Shareholders that the Board of the company GERDAU S.A., in meeting held on March 4th, 2015, deliberated about the proposal presented by management with regard to the payment of dividend for the fourth quarter of the current fiscal year ended on December 31st,  2014. The payment constitute an anticipation of the annual minimum dividend.

Brazilian Record Date:	March 16th, 2015
Brazilian Ex-Date:	March 17th, 2015
Brazilian Payable Date:	March 26th, 2015
Gross Amount per share preferred:	R$ 0.07

Please note that shares acquired on March 17th, 2015, and thereafter, will be traded Ex- Dividends.

Additional information can be obtained at our Investor Relations Department, located at

Av. Farrapos, 1811 - Porto Alegre - RS - 90220-005 - Brazil

Phone: +55 (51) 3323.2211 - Fax: +55 (51) 3323.2281

E-mail: inform@gerdau.com.br

Porto Alegre, March 4th, 2015.

Andre Pires de Oliveira Dias

Executive Vice-President

Investor Relations Director